

13003017

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Received SEC

JUN 28 2013

Washington, DC 20549

Forest City Enterprises, Inc.
Exact name of Registrant
as specified in charter

38067
Registrant CIK number

Form 11-K for Forest City 401(k)
Employee Savings Plan & Trust
(for fiscal year ended December 31, 2012)
Electronic report, schedule or registration
statement of which the documents are
a part (give period of report)

1-4372
SEC file number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, June 27, 2013.

Forest City Enterprises, Inc.
(Registrant)

By: [signature]
Robert G. O'Brien
Executive Vice President,
Chief Financial Officer

Filings Made by Person Other Than the Registrant:
After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20___, that the information set forth in this statement is true and complete.

By:______________________
(Name)

____
(Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ________

Commission file number 1-4372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Total number of sequential pages = 17

Exhibit Index is located on sequential page 16

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2012 AND 2011 AND
FOR THE YEAR ENDED DECEMBER 31, 2012

Forest City 401(k) Employee Savings Plan & Trust
Table of Contents

---

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

3.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Forest City 401(k) Employee Savings Plan & Trust

We have audited the accompanying statements of net assets available for benefits of Forest City 401(k) Employee Savings Plan & Trust (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Forest City 401(k) Employee Savings Plan & Trust as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cleveland, Ohio
June 27, 2013

Forest City 401(k) Employee Savings Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets		
Investments at fair value	$ 122,357,799	$ 102,226,671
Cash	8,554	-
Receivables:		
Employer contributions	2,792,572	2,812,662
Participant contributions	642	184,447
Notes receivable from participants	2,112,059	2,048,418
Total receivables	4,905,273	5,045,527
Net assets reflecting investments at fair value	127,271,626	107,272,198
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(532,566)	(372,930)
Net assets available for benefits	$ 126,739,060	$ 106,899,268

The accompanying notes are an integral part of these financial statements.

5.

Forest City 401(k) Employee Savings Plan & Trust
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Investment income:		
Net appreciation in fair value of investments	$	14,117,862
Dividends		2,516,015
Total investment income		16,633,877
Contributions:		
Participant		8,175,683
Employer		2,795,017
Rollovers		530,933
Total contributions		11,501,633
Interest income on notes receivable from participants		92,654
Benefits paid to participants		(8,375,172)
Loan origination fees		(13,200)
Net increase		19,839,792
Net assets available for benefits:		
Beginning of year		106,899,268
End of year	$	126,739,060

The accompanying notes are an integral part of these financial statements.

6.

1. Description of the Plan

The following description of the Forest City 401(k) Employee Savings Plan & Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A. *General.* The Plan is a defined contribution plan covering all employees of Forest City Enterprises, Inc. (the "Company"), except contract security and employees covered by collective bargaining agreements that do not permit participation in the Plan. Employees of RMS Investment Corporation and RMS Management Company (collectively "RMS"), both of which are affiliates of the Company, are also covered by the provisions of the Plan. In August 2012, RMS withdrew substantially all their employees from the Plan. During 2012, RMS contributed $3,000 and RMS participants contributed $53,188. The Company and RMS are herein collectively referred to as the Employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. *Eligibility.* Employees who have completed 90 days of service and have attained age 21 are eligible.

C. *Participant Accounts.* Each participant's account is credited with the participant's contribution (deferred compensation), the Employers' matching contribution, and allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D. *Contributions.* Each year, participants may contribute up to 50 percent of pretax annual compensation, subject to statutory limitations imposed by the Internal Revenue Code. New employees are automatically enrolled at a 1% contribution level and have 90 days to opt out. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 30 investment options. Each year the Employers contribute to the Plan a discretionary matching contribution equal to a percentage of each participant's contribution, subject to a maximum per participant. The Employers' matching contribution for 2012 was the greater of the following: 200% of the first $500 and 100% of the next $500 of each participant's deferred compensation, up to an annual maximum of $1,500; or 50% of deferred compensation on the first 6% of employee wage contributions, up to an annual maximum of $3,500. Participants are eligible to receive an Employers' matching contribution by being actively employed on the last day of the Plan year for which the contribution applies.

E. *Vesting.* Participants are immediately vested in all contributions made plus actual earnings thereon.

F. *Payment of Benefits.* Lump-sum payments are made for normal retirement, death, total and permanent disability, termination, financial hardship, or upon reaching age 59 1/2.

G. *Notes Receivable from Participants.* Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50 percent of the participant's vested account balance. The loans are secured by the balance in the participant's account and bear interest at 1% above prime (ranging from 4.25% to 8.25% at December 31, 2012). The interest is fixed at the inception of the loan. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant's principal residence, which may be amortized over a period of ten years. Principal and interest paid by the participant is credited to the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting. The accompanying financial statements of the Plan were prepared under the accrual method of accounting.

The Plan follows applicable accounting guidance with respect to fully benefit-responsive investment contracts. Under the relevant accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value

2. **Summary of Significant Accounting Policies** (Continued)

is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by accounting guidance, the Statement of Net Assets Available for Benefits presents investment contracts at fair value and an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

Other. Administrative expenses of the Plan are paid by the Employers. Loan origination fees are the responsibility of the participants, and are withdrawn from their investment accounts by the Trustee.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits. Benefits are recorded when paid.

Risks and Uncertainties. The Plan provides for various investment options in any combination of Company stock, collective trust funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Adoption of New Accounting Policies. In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, "Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurements and Disclosures Requirements in U.S. GAAP and IFRS". This guidance amends the application of existing fair value measurements requirements, while other amendments change a particular principle in existing fair value measurement guidance. In addition, this guidance requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. This ASU has been adopted, as required. The adoption of this guidance had no effect on the Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

3. **Fair Value Measurements**

Accounting guidance provides a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

3. Fair Value Measurements (Continued)

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for the identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011. The valuation of investments has been provided by T. Rowe Price, the Trustee, and represents fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Investment contracts held by the T. Rowe Price Stable Value Fund that are fully benefit-responsive investment contracts, e.g., guaranteed investment contracts (GICs), synthetic investment contracts (SICs) and wrap contracts, are valued at fair value in the Statement of Net Assets Available for Benefits and then adjusted to their contract value, as described further in Note 2. The fair value of GICs is generally determined by discounting the scheduled future payments required under the contract; the fair value of the securities underlying SICs is generally reflected by market value at the close of business on the valuation date; and the fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost based on issuer quotes.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

The Plan uses reported NAV for both the T. Rowe Price Equity Index Trust and the T. Rowe Price Stable Value Fund, as the Plan believes the underlying investments of these funds are measured at fair value. For Level 3 investments, the 401(k) Investment Committee of Forest City Enterprises, Inc. (the "Committee"), which is comprised of certain executives of the Company, uses a third party service as the primary basis for valuation of this investment. The Committee has access to the audited financial statements of the investment, including the valuation methods and assumptions included therein. By reference to the audited financial statements, the Committee has determined that the fair value of the Plan's share of that investment is appropriate. Additionally, the Committee may consider guidance from their independent investment advisor regarding the reported market to book ratio of the investment.

3. Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2012			
	Level 1	Level 2	Level 3	Total
Mutual funds				
Fixed income funds	$ 8,669,647	$ -	$ -	$ 8,669,647
Growth funds	27,536,331	-	-	27,536,331
Index funds	637,260	-	-	637,260
International funds	9,318,900	-	-	9,318,900
Target-date retirement funds	36,213,110	-	-	36,213,110
Value funds	7,343,677	-	-	7,343,677
Other	67,639	-	-	67,639
Total mutual funds	89,786,564	-	-	89,786,564
Collective trust funds				
Index fund	-	9,639,164	-	9,639,164
Stable value fund	-	-	12,920,710	12,920,710
Total collective trust funds	-	9,639,164	12,920,710	22,559,874
Common stock of Forest City Enterprises, Inc.	10,011,361	-	-	10,011,361
Total assets at fair value	$ 99,797,925	$ 9,639,164	$ 12,920,710	$ 122,357,799

	2011			
	Level 1	Level 2	Level 3	Total
Mutual funds				
Fixed income funds	$ 6,653,139	$ -	$ -	$ 6,653,139
Growth funds	24,035,252	-	-	24,035,252
Index funds	390,108	-	-	390,108
International funds	7,909,513	-	-	7,909,513
Target-date retirement funds	30,131,700	-	-	30,131,700
Value funds	6,038,451	-	-	6,038,451
Other	50,492	-	-	50,492
Total mutual funds	75,208,655	-	-	75,208,655
Collective trust funds				
Index fund	-	8,841,624	-	8,841,624
Stable value fund	-	-	10,693,429	10,693,429
Total collective trust funds	-	8,841,624	10,693,429	19,535,053
Common stock of Forest City Enterprises, Inc.	7,482,963	-	-	7,482,963
Total assets at fair value	$ 82,691,618	$ 8,841,624	$ 10,693,429	$ 102,226,671

3. **Fair Value Measurements** (Continued)

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2012.

	Collective Trust Fund
Balance, beginning of year	$10,693,429
Change in unrealized gains	159,636
Purchases	4,153,449
Sales	(2,085,804)
Balance, end of year	$12,920,710

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31, 2012 and 2011.

	Fair Value				
Investment Type	2012	2011	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Index Trust [(a)]	$9,639,164	$8,841,624	$ -	Daily	Daily
Stable Value Fund [(b)]	$12,920,710	$10,693,429	$ -	Daily [(c)]	Daily [(c)]

(a) The objective of the Equity Index Trust is to match the performance of the Standard & Poor's 500 Stock Index. To achieve this objective, the Trust invests substantially all of its assets in all of the stocks in the S&P 500 Index while attempting to maintain holdings of each stock in proportion to its weight in the index.

(b) The objective of the Stable Value Fund (Fund) is to provide maximum current income while maintaining stability of principal. To achieve this objective, the Fund will invest primarily in investments that are designed to provide stability and a competitive yield, such as, Synthetic Investment Contracts and Guaranteed Investment Contracts. Because such investments are not actively traded in the open market and generally must be held until maturity, there is a risk that, like any investment, one or more of the Trust's holdings could fail to make scheduled interest and principal payments prior to maturity, potentially reducing the Trust's income level and causing a loss of principal. This Fund is a fully benefit-responsive investment contract and, as required, its fair value is adjusted to contract value.

(c) Participants may ordinarily direct the withdrawal or transfer of all of their investment at contract value daily without any limitations. Certain events including, but not limited to, partial or complete legal termination or tax disqualification of the Plan, may limit the ability of the Fund to transact at contract value; however, the Plan administrator believes that any such events are not probable of occurring.

4. Investments

The following table presents investments that represent five percent or more of the Plan's net assets at December 31, 2012 and 2011.

	December 31,			
	2012		2011	
American Funds EuroPacific Growth Fund	$	9,318,900	$	7,909,513
Forest City Enterprises, Inc. Common Stock, Class A	$	9,554,714	$	7,125,401
PIMCO Total Return Fund, Institutional Shares	$	7,175,755	$	5,658,361
T. Rowe Price Blue Chip Growth Fund	$	14,558,336	$	12,516,602
T. Rowe Price Equity Index Trust	$	9,639,164	$	8,841,624
T. Rowe Price Retirement 2020 Fund	$	6,475,751	$	5,410,760
T. Rowe Price Stable Value Fund	$	12,920,710	$	10,693,429

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,117,862 as follows:

Mutual funds	$	9,986,885
Collective trust funds		1,398,279
Common stock - Forest City Enterprises, Inc.		2,732,698
	$	14,117,862

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012		2011	
Net assets available for benefits per the financial statements	$	126,739,060	$	106,899,268
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		532,566		372,930
Net assets available for benefits per the Form 5500	$	127,271,626	$	107,272,198

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2012 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$	19,839,792
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		532,566
Recognition of adjustment from fair value to contract value for fully benefit-responsive investment contracts from prior year		(372,930)
Net income per Form 5500	$	19,999,428

6. Related Party Transactions

The Plan invests in common stock of the Company, as well as shares of mutual funds and collective trust funds managed by the Trustee, which qualify these transactions as party-in-interest transactions. The Plan held an investment in Forest City Enterprises, Inc. Class A common stock of $9,554,714 (591,623 shares) and $7,125,401 (602,826 shares) at December 31, 2012 and 2011, respectively, and the Plan held an investment in Forest City Enterprises, Inc. Class B common stock of $456,647 (26,136 shares) and $357,562 (27,348 shares) at December 31, 2012 and 2011, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100 percent vested in their Employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

8. Tax Status

The Internal Revenue Service ("IRS") issued an opinion letter dated March 31, 2008, stating that the form of the prototype plan used by the Plan is acceptable under Section 401 of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the opinion letter was issued, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan is exempt from federal income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

Forest City 401(k) Employee Savings Plan & Trust
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

	Description	Number of Units	Cost	Current Value
	Investments:			
	Mutual funds:			
	Alger Small Cap Growth Fund	30,622	**	$ 792,800
	American Funds EuroPacific Growth Fund	226,077	**	9,318,900
	American Century Mid Cap Value Fund	88,484	**	1,152,950
	Boston Company Small Cap Value Fund	74,918	**	1,962,109
	Columbia Acorn Fund, Z	91,059	**	2,772,755
	Fidelity Contra Fund	48,645	**	3,773,356
	PIMCO Low Duration Fund II	90,072	**	903,420
	PIMCO Total Return Fund, Institutional Shares	638,412	**	7,175,755
	TIAA-CREF Inflation Linked Bond I	47,389	**	590,472
	Tradelink Investments Fund	67,641	**	67,639
*	T. Rowe Price Blue Chip Growth Fund	319,052	**	14,558,336
*	T. Rowe Price Equity Income Fund	203,462	**	5,381,568
*	T. Rowe Price Mid Cap Growth Fund	79,443	**	4,486,133
*	T. Rowe Price Retirement 2005 Fund	41,182	**	499,950
*	T. Rowe Price Retirement 2010 Fund	264,676	**	4,359,212
*	T. Rowe Price Retirement 2015 Fund	227,026	**	2,924,094
*	T. Rowe Price Retirement 2020 Fund	362,178	**	6,475,751
*	T. Rowe Price Retirement 2025 Fund	318,830	**	4,183,046
*	T. Rowe Price Retirement 2030 Fund	334,412	**	6,327,075
*	T. Rowe Price Retirement 2035 Fund	216,144	**	2,892,003
*	T. Rowe Price Retirement 2040 Fund	224,247	**	4,280,867
*	T. Rowe Price Retirement 2045 Fund	200,763	**	2,551,700
*	T. Rowe Price Retirement 2050 Fund	75,299	**	802,687
*	T. Rowe Price Retirement 2055 Fund	11,061	**	116,583
*	T. Rowe Price Retirement Income Fund	57,358	**	800,143
	Vanguard Mid Cap Index Fund	28,360	**	637,260
				89,786,564
	Collective trust funds:			
*	T. Rowe Price Equity Index Trust	204,393	**	9,639,164
*	T. Rowe Price Stable Value Fund	12,388,144	**	12,920,710
				22,559,874
	Common stock of Forest City Enterprises, Inc.:			
*	Class A	591,623	**	9,554,714
*	Class B	26,136	**	456,647
				10,011,361
	Total investments			$ 122,357,799
*	Participant loans, interest rates ranging 4.25% - 8.25%		$0	$ 2,112,059

* Denotes party-in-interest.
** Participant-directed investment, cost information is omitted.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST
(Name of Plan)



June 27, 2013
(Date)

Robert G. O'Brien,
Executive Vice President and
Chief Financial Officer
Forest City Enterprises, Inc.

Exhibit Index

Exhibit Number	Description of Document
23-1	Consent of Grant Thornton LLP regarding Forms S-8 (Registration Nos. 333-65058 and 333-173211).

Exhibit 23-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 27, 2013, with respect to the financial statements and supplemental schedule included in the Annual Report of Forest City 401(k) Employee Savings Plan & Trust on Form 11-K for the year ended December 31, 2012. We hereby consent to the incorporation by reference of said report in the Registration Statement of Forest City Enterprises, Inc. on Forms S-8 (File No. 333-65058, effective June 25, 1993 and File No. 333-173211, effective March 31, 2011).

Grant Thornton LLP

Cleveland, Ohio
June 27, 2013